Exhibit 99.1
STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
MARCH 31, 2025
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets
(U.S. $ in thousands, except share data)
	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$70,061	$70,200
Short-term bank deposits	80,000	80,500
Accounts receivable, net of allowance for credit losses of $3,048 and $3,058 as of March 31, 2025 and December 31, 2024, respectively	156,150	152,979
Inventories	169,881	179,809
Prepaid expenses	10,616	7,630
Other current assets	20,923	21,843

Total current assets	507,631	512,961
Non-current assets
Property, plant and equipment, net	186,866	184,379
Goodwill	99,463	99,082
Other intangible assets, net	101,619	106,253
Operating lease right-of-use assets	31,097	32,169
Long-term investments	81,518	80,205
Other non-current assets	14,950	14,697

Total non-current assets	515,513	516,785

Total assets	$1,023,144	$1,029,746

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$38,032	$44,977
Accrued expenses and other current liabilities	36,310	39,749
Accrued compensation and related benefits	34,905	29,206
Deferred revenues - short-term	51,897	46,347
Operating lease liabilities - short-term	6,921	6,935

Total current liabilities	168,065	167,214
Non-current liabilities
Deferred revenues - long-term	20,138	19,057
Deferred income taxes	459	507
Operating lease liabilities - long-term	24,363	25,155
Contingent consideration - long-term	5,089	4,933
Other non-current liabilities	20,189	19,889

Total non-current liabilities	70,238	69,541

Total liabilities	$238,303	$236,755

Contingencies (see note 12)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 72,657 shares and 71,982 shares issued at March 31, 2025 and December 31, 2024, respectively; 72,391 shares and 71,716 shares outstanding at March 31, 2025 and December 31, 2024, respectively	$203	$202
Treasury shares at cost, 266 shares at March 31, 2025 and December 31, 2024	(1,995)	(1,995)
Additional paid-in capital	3,129,236	3,123,024
Accumulated other comprehensive loss	(9,340)	(8,031)
Accumulated deficit	(2,333,263)	(2,320,209)
Total equity	784,841	792,991

Total liabilities and equity	$1,023,144	$1,029,746
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
(U.S. $ in thousands, except per share data)	Three Months Ended March 31,
	2025	2024

Revenues
Products	$93,795	$99,196
Services	42,251	44,854
	136,046	144,050
Cost of revenues
Products	47,268	49,757
Services	28,539	30,396
	75,807	80,153

Gross profit	60,239	63,897

Operating expenses
Research and development, net	18,792	23,977
Selling, general and administrative	53,851	64,373
	72,643	88,350

Operating loss	(12,404)	(24,453)

Financial income, net	1,473	1,217

Loss before income taxes	(10,931)	(23,236)

Income tax expenses	455	716

Share in losses of associated companies	1,668	2,031

Net loss	$(13,054)	$(25,983)

Net loss per share - basic and diluted	$(0.18)	$(0.37)

Weighted average ordinary shares outstanding - basic and diluted	71,967	69,993

Comprehensive loss
Net loss	(13,054)	(25,983)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	1,726	(2,186)
Unrealized gains (losses) on derivatives designated as cash flow hedges, net	(3,035)	682
Other comprehensive loss, net of tax	(1,309)	(1,504)
Comprehensive loss	$(14,363)	$(27,487)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Changes in Equity
(U.S. $ in thousands)
Three Months Ended March 31, 2025	Ordinary Shares		Treasury Shares
	Number of shares	Par Value	Number of shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balances as of December 31, 2024	71,982	$202	(266)	$(1,995)	$3,123,024	$(2,320,209)	$(8,031)	$792,991
Issuance of shares in connection with stock-based compensation plans	675	1	—	—	(1)	—	—	—
Stock-based compensation	—	—	—	—	6,213	—	—	6,213
Comprehensive loss	—	—	—	—	—	(13,054)	(1,309)	(14,363)
Balances as of March 31, 2025	72,657	$203	(266)	$(1,995)	$3,129,236	$(2,333,263)	$(9,340)	$784,841
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Consolidated Statements of Changes in Equity
(U.S. $ in thousands)
Three Months Ended March 31, 2024	Ordinary Shares
	Number of shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balances as of December 31, 2023	69,656	$195	$3,091,649	$(2,199,926)	$(7,079)	$884,839
Issuance of shares in connection with stock-based compensation plans	784	2	147	—	—	149
Stock-based compensation	—	—	8,649	—	—	8,649
Comprehensive loss	—	—	—	(25,983)	(1,504)	(27,487)
Balances as of March 31, 2024	70,440	$197	$3,100,445	$(2,225,909)	$(8,583)	$866,150
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
U.S. $ in thousands	Three Months Ended March 31,
	2025	2024
Cash flows from operating activities
Net loss	$(13,054)	$(25,983)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	10,771	12,266
Stock-based compensation	6,213	8,649
Foreign currency transaction (gain) loss	(2,288)	2,054
Share in losses of associated companies	1,668	2,031
Revaluation of investments	180	1,747
Revaluation of contingent consideration	506	511
Deferred income taxes, net and uncertain tax positions	123	183
Other non-cash items, net	21	493

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	(4,772)	15,461
Inventories	9,945	897
Other current assets and prepaid expenses	(2,077)	1,872
Other non-current assets	1,486	3,148
Accounts payable	(9,329)	(9,507)
Other current liabilities	(80)	(115)
Deferred revenues	6,127	(2,202)
Other non-current liabilities	(898)	(4,165)
Net cash provided by operating activities	4,542	7,340

Cash flows from investing activities
Purchase of property and equipment	(3,753)	(2,329)
Investments in short-term bank deposits	(40,000)	(10,000)
Proceeds from short-term bank deposits	40,500	20,000
Investments in unconsolidated entities	(330)	(4,993)
Purchase of intangible assets	(485)	(658)
Other investing activities	(20)	(120)
Net cash provided by (used in) investing activities	(4,088)	1,900

Cash flows from financing activities
Proceeds from exercise of stock options	—	149
Payment of contingent consideration	(100)	(430)
Other financing activities	300	465
Net cash provided by financing activities	200	184

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(841)	(925)

Net change in cash, cash equivalents and restricted cash	(187)	8,499
Cash, cash equivalents and restricted cash, beginning of period	71,076	82,864
Cash, cash equivalents and restricted cash, end of period	$70,889	$91,363

Supplemental disclosures of cash flow information:
Transfer of inventories to fixed assets	1,701	545
Transfer of fixed assets to inventories	—	4,692
Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets:
Cash and cash equivalents	70,061	91,089
Restricted cash included in other current assets	828	274
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$70,889	$91,363
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 1. Business Description and Basis of Presentation
Stratasys Ltd. (collectively with its subsidiaries, the “Company” or “Stratasys”) is a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. The Company leverages its competitive advantages, which include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, in order to position itself to capture share in a significant and growing global marketplace, with a focus on manufacturing, which the Company views as having the largest and fastest growing total addressable market. The Company’s approximately 2,300 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Stratasys’ products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. The Company’s 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.
The condensed consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.
The Company’s financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which require the Company to make estimates based on assumptions about current and, for some estimates, future economic and market conditions which affect reported amounts and related disclosures in its financial statements. Although the Company’s current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the Company’s expectations, which could materially affect the Company's results of operations and financial position.
In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these financial statements, Israel's war on various fronts is ongoing and continues to evolve. One of the Company’s global headquarters and one of its manufacturing facilities are located in Israel. As of the publication date of these financial statements, the Company's activities in Israel remain largely unaffected by the war. During the three months ended March 31, 2025, the impact of the war on the Company’s results of operations and financial condition was limited, but such impact may change, and could be significant, as a result of the further continuation, escalation or expansion of the war. The Company continues to maintain business continuity plans backed by its inventory levels located outside of Israel.
In addition to Israel's multi-front war, a number of global developments that have been impacting, and may continue to impact, macroeconomic conditions also may affect the accounting estimates and assumptions that underlie the Company's financial statements, including, most prominently: the manner and extent (if at all) to which new tariffs slow economic growth and impact the industries into which the Company sells its products; the degree to which inflation remains moderate; whether and when interest rate cuts are implemented by central banks, whether tight credit markets are loosened; whether capital markets rise once again; and whether global supply chains fully recover. As a result of those uncertainties, the accounting estimates and assumptions underlying these consolidated financial statements may change over time. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuation, and the Company's allowance for expected credit losses. These financial statements reflect the effects of global developments based upon Stratasys' management’s estimates and assumptions utilizing the most currently available information.
The results of operations for the three months ended, March 31, 2025 are not necessarily indicative of results that could be expected for the entire fiscal year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. The reader is referred to the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2025 as part of the Company’s Annual Report on Form 20-F for such year.
Note 2. New Accounting Pronouncements
Recently issued accounting pronouncements, not yet adopted
In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.
In November 2024, the FASB issued ASU 2024-03 “Income Statement: Reporting Comprehensive Income— Expense Disaggregation Disclosures,” which requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement, as well as disclosures about selling expenses. Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. This ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 3. Certain Transactions
MakerBot and Ultimaker transaction ("Ultimaker")
On August 31, 2022, Stratasys completed the merger of MakerBot (previously, a wholly-owned subsidiary) with Ultimaker, which together formed a new entity under the name Ultimaker.
The Company accounts for its investment in the combined company Ultimaker according to the equity method in accordance with ASC Topic 323, as it has retained the ability to exercise significant influence but does not control the new entity. The Company recognized an equity method investment in a total amount of $105.6 million comprised of the assumed fair value of the MakerBot shares and additional amount invested in cash by the Company, representing a share of 46.5% in the new entity.
On March 22, 2024, Ultimaker's shareholders agreed to provide it with additional funding of $8.0 million in cash, out of which $4.5 million was funded by the Company.
During 2024, Ultimaker experienced an improvement in its operating results. However, market conditions remained challenging, especially in the market segment of Ultimaker, with significant competition, resulting in actual revenue that was lower than under prior expectations. The Company considered such events as indicators of potential impairment and accordingly performed an impairment analysis for its investment in Ultimaker. Based on such valuation, the fair value of the investment was estimated below its carrying amount and such reduction in fair value was determined to be other than temporary.
Accordingly, the Company recorded an impairment charge in an amount of $30.1 million, which was recorded in share in losses of associated companies in the Consolidated Statements of Operations and Comprehensive Loss. Management’s cash flow projections for the fair value of the Company's investment in Ultimaker are based on significant judgments and assumptions relating to the cash flow projections, future growth and future profitability. Actual results could differ from those estimates, and such differences could be material and may result in other than temporary reduction in fair value, which could lead to additional impairments in the carrying value of the Ultimaker investment.
As of March 31, 2025 and December 31, 2024 the Company's equity investment in Ultimaker amounted to $37.4 million and $39.1 million, respectively, which represents the Company's investment in Ultimaker, net of the Company's share in Ultimaker's net losses. The Company's share in losses of Ultimaker for the three-month periods ended March 31, 2025 and 2024 was approximately $1.7 million and $1.9 million, respectively.
Other long-term investments
In addition to the investment in Ultimaker, other investments included under Long-term investments represent investments in non-marketable equity securities and convertible notes of several companies without readily determinable fair value in which the Company does not have a controlling interest or significant influence. One entity from this group became public during the first quarter of 2021 and accordingly the investment is now treated as a marketable equity investment. During the three months ended March 31, 2025 and during 2024, the Company invested a total of $4.1 million and $13.8 million, respectively, in non-marketable equity securities and convertible notes of several companies. As of March 31, 2025 and December 31, 2024, the total amount invested by the Company in other long-term investments was $43.4 million and $41.1 million, respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 4. Revenues
Disaggregation of Revenues
The following table presents the Company’s revenues disaggregated by geographical region (based on the Company's customers' locations) and revenue type for the three months ended, March 31, 2025 and 2024:

	Three Months Ended March 31,
	2025	2024
	(U.S. $ in thousands)
Americas*
Systems	$16,541	$17,993
Consumables	34,181	35,542
Service	30,706	33,273
Total Americas	81,428	86,808

EMEA
Systems	10,022	9,723
Consumables	19,060	21,170
Service	7,613	7,580
Total EMEA	36,695	38,473

Asia Pacific
Systems	4,609	5,169
Consumables	9,382	9,599
Service	3,932	4,001
Total Asia Pacific	17,923	18,769

Total Revenues	$136,046	$144,050
*Revenues in the United States for the three months ended, March 31, 2025 and 2024 amounted to $76.8 million and $81.7 million, respectively, and are included under the Americas region in the above table.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
The following table presents the Company’s revenues disaggregated based on the timing of revenue recognition (at a specific point in time or over the course of time) for the three months ended, March 31, 2025 and 2024:

	Three Months Ended March 31,
	2025	2024
	(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$93,795	$99,196
Services	12,615	13,773
Total revenues recognized in point in time	106,410	112,969

Revenues recognized over time from:
Services	29,636	31,081
Total revenues recognized over time	29,636	31,081

Total Revenues	$136,046	$144,050
Contract Assets and Contract Liabilities
Contract assets are recorded when the Company's right to consideration is conditioned on constraints other than the passage of time. The Company had no material contract assets as of March 31, 2025 and December 31, 2024.
Contract liabilities include advance payments and billings in excess of revenue recognized, which are primarily related to advanced billings for service type warranty. Contract liabilities are presented under deferred revenue. The Company's deferred revenue as of March 31, 2025 and December 31, 2024 was as follows:

	March 31,	December 31,
	2025	2024
	U.S. $ in thousands
Deferred revenue *	$72,035	$65,404
*Includes $20.1 million and $19.1 million under long-term deferred revenue in the Company's consolidated balance sheets as of March 31, 2025 and December 31, 2024, respectively.
Revenue recognized in 2025 that was included in deferred revenue balance as of December 31, 2024 was $15.7 million for the three months ended, March 31, 2025.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Remaining Performance Obligations
Remaining Performance Obligations (“RPO“) represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of March 31, 2025, the total RPO amounted to $93.4 million. The Company expects to recognize $62.7 million of this RPO during the next 12 months, $14.7 million over the subsequent 12 months and the remaining $16.0 million thereafter.
Incremental Costs of Obtaining a Contract
Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer, as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization, as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of March 31, 2025 and December 31, 2024, the deferred commissions amounted to $9.9 million and $10.3 million, respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 5. Inventories
Inventories consisted of the following:

	March 31, 2025	December 31, 2024
	U.S. $ in thousands
Finished goods	$83,366	$90,702
Work-in-process	8,994	7,491
Raw materials	77,521	81,616
	$169,881	$179,809
Note 6. Goodwill and Other Intangible Assets
 Goodwill
Changes in the carrying amount of the Company’s goodwill during the three months ended March 31, 2025 were as follows:

U.S. $ in thousands
Goodwill as of January 1, 2025	$99,082
Currency translation adjustments	381
Goodwill as of March 31, 2025	$99,463
Other Intangible Assets
Other intangible assets consisted of the following:

	March 31, 2025			December 31, 2024
	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value
	U.S. $ in thousands
Developed technology	$403,213	$(322,846)	$80,367	$402,976	$(318,312)	$84,664
Patents	22,452	(12,152)	10,300	21,902	(11,726)	10,176
Trademarks and trade names	22,201	(18,218)	3,983	22,149	(17,957)	4,192
Customer relationships	102,721	(95,752)	6,969	102,560	(95,339)	7,221
Capitalized software development costs	3,117	(3,117)	—	3,117	(3,117)	—
	$553,704	$(452,085)	$101,619	$552,704	$(446,451)	$106,253
Amortization expenses relating to intangible assets for the three-month periods ended March 31, 2025 and 2024 were approximately $5.4 million and $6.9 million, respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
As of March 31, 2025, the estimated amortization expenses relating to intangible assets for each of the following future periods were as follows:

Estimated amortization expenses
U.S. $ in thousands
Remaining 9 months of 2025	$16,127
2026	21,451
2027	20,531
2028	16,432
2029	10,910
2030 and thereafter	16,168
Total	$101,619
Note 7. Net Loss Per Share
The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three months ended, March 31, 2025 and 2024:

	Three Months Ended March 31,
	2025	2024
	U.S. $ in thousands, except per share amounts
Numerator:
Net loss for basic and diluted net loss per share	$(13,054)	$(25,983)
Denominator:
Weighted average shares, net of treasury shares - for basic and diluted net loss per share	71,967	69,993

Net loss per share
Basic and diluted	$(0.18)	$(0.37)
 The computation of diluted net loss per share excluded share awards of 2.9 million shares and 2.3 million shares for the three months ended March 31, 2025 and 2024, respectively, because the inclusion of those shares would have had an anti-dilutive effect on the diluted net loss per share.
Note 8. Income Taxes
The Company had income tax expenses of $0.5 million for the three-month period ended March 31, 2025, compared to income tax expenses of $0.7 million for the three-month period ended March 31, 2024. The Company’s effective tax rate as of March 31, 2025, was primarily impacted by the geographic mix of its earnings and losses, movements in its valuation allowance and changes in its uncertain tax positions.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 9. Fair Value Measurements
The following table summarizes the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, in its consolidated balance sheets:

	March 31, 2025			December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$—	$110	$—	$—	$71	$—
Foreign exchange forward contracts designated as hedging instruments	—	1,294	—	—	4,005	—
Convertible notes	—	—	11,525	—	—	10,486
Marketable securities	416	—	—	596	—	—
Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	—	(63)	—	—	(21)	—
Foreign exchange forward contracts designated as hedging instruments	—	(70)	—	—	(3)	—
Contingent consideration*	—	—	(13,099)	—	—	(12,694)
	$416	$1,271	$(1,574)	$596	$4,052	$(2,208)
*Includes $8.0 million and $7.8 million under accrued expenses and other current liabilities in the Company's consolidated balance sheets as of March 31, 2025 and December 31, 2024, respectively.
The Company's foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).
Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a Level 3 measurement within the fair value hierarchy (refer to Note 3).
Other financial instruments consist mainly of cash and cash equivalents, short-term deposits, current and non-current receivables, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 10. Derivative instruments and hedging activities
Since the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.
The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), Euro, British Pound, Korean Won, Chinese Yuan and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures. These contracts mature through December 2025.
The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
	Balance sheet location	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
		U.S. $ in thousands
Assets derivatives - Foreign exchange contracts, not designated as hedging instruments	Other current assets	$110	$71	$75,880	$29,244
Assets derivatives - Foreign exchange contracts, designated as cash flow hedge	Other current assets	1,294	4,005	96,204	89,414
Liability derivatives - Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(63)	(21)	24,282	82,818
Liability derivatives - Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	(70)	(3)	5,322	5,687
		$1,271	$4,052	$201,688	$207,163
Foreign exchange contracts not designated as hedging instruments
As of March 31, 2025, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $100.2 million, and were used to reduce foreign currency exposures of the Euro, New Israeli Shekel (the "NIS"), British Pound, Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, a loss of $2.5 million and a gain of $1.3 million were recognized under financial income, net for the three-month periods ended March 31, 2025 and 2024, respectively. Such gains and losses partially offset the revaluation losses of the balance sheet items which are also recognized under financial income, net.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Cash Flow Hedging - Hedges of Forecasted Foreign Currency Payroll and other operating expenses
As of March 31, 2025, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of $45.4 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.
Cash Flow Hedging - Hedges of Forecasted Foreign Currency Revenue
The Company transacts business in U.S. Dollars and in various other currencies. The Company may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue in the normal course of business, and accordingly, they are not speculative in nature.
As of March 31, 2025, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of €50.4 million into dollars.
Note 11. Equity
a. Share capital
The Company’s issued share capital is composed of ordinary shares, NIS 0.01 par value per share ("ordinary shares"). Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared. The Company’s ordinary shares are traded in the United States on the Nasdaq Global Select Market under the ticker symbol “SSYS”. As of March 31, 2025 and December 31, 2024, there were 72,657 thousand ordinary shares and 71,982 thousand ordinary shares issued and 72,391 thousand ordinary shares and 71,716 thousand ordinary shares outstanding, net of treasury shares, respectively. The change in the issued and outstanding ordinary shares during the three months ended March 31, 2025 was attributable to exercises of share options and RSUs under the Company’s share-based compensation plans. During the three months ended March 31, 2025, the Company's board of directors increased the reserve pool under the Company's 2022 Share Incentive Plan by 2.7 million shares.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
b. Share Repurchase Program and Treasury Stock
On September 16, 2024, the Company’s Board of Directors authorized a share repurchase program that provides for the repurchase of up to $50 million of the Company’s ordinary shares, from time to time. Under the share repurchase program, the Company may effect repurchases by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its ordinary shares under the Board authorization. The repurchase program does not obligate the Company to acquire any particular number or value of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. In accordance with Section 7C of the Israeli Companies Regulations, the share repurchase program became effective 30 days after notice of Company's board of directors’ adoption of the repurchase program was provided to the Company’s material creditors and secured creditors.
During the year ended December 31, 2024, the Company repurchased 266 thousand ordinary shares for approximately $2.0 million at a weighted average cost of $7.50 per share.
c. Share-based compensation program
Share-based compensation expenses for equity-classified share options, restricted share units (“RSUs”) and performance-based restricted share units (”PSUs”) were allocated as follows:

	Three Months Ended March 31,
	2025	2024
	U.S $ in thousands
Cost of revenues	$708	$952
Research and development, net	1,240	2,131
Selling, general and administrative	4,265	5,566
Total stock-based compensation expenses	$6,213	$8,649
A summary of the Company’s share option activity for the three months ended March 31, 2025 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of January 1, 2025	1,250,004	19.18
Forfeited	(37,619)	19.66
Options outstanding as of March 31, 2025	1,212,385	19.17
Options exercisable as of March 31, 2025	1,017,312	20.00
As of March 31, 2025, the unrecognized compensation cost of $0.2 million related to all unvested, equity-classified share options is expected to be recognized as an expense over a weighted-average period of 0.81 years.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
A summary of the Company’s RSUs and PSUs activity for the three months ended March 31, 2025 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2025	3,945,120	13.67
Granted	2,010,477	10.43
Vested	(662,640)	17.36
Forfeited	(177,182)	17.13
Unvested as of March 31, 2025	5,115,775	11.80
The fair value of RSUs and PSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.
As of March 31, 2025, the unrecognized compensation cost of $54.0 million related to all unvested, equity-classified RSUs and PSUs is expected to be recognized as expense over a weighted-average period of 2.93 years.
d. Accumulated other comprehensive loss
The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the three months ended March 31, 2025 and 2024, respectively:

	Three Months Ended March 31, 2025
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2025	$4,907	$(12,938)	$(8,031)
Other comprehensive income (loss) before reclassifications	(1,778)	1,726	(52)
Amounts reclassified from accumulated other comprehensive loss	(1,257)	—	(1,257)
Other comprehensive income (loss)	(3,035)	1,726	(1,309)
Balance as of March 31, 2025	$1,872	$(11,212)	$(9,340)

	Three Months Ended March 31, 2024
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2024	$1,790	$(8,869)	$(7,079)
Other comprehensive income (loss) before reclassifications	1,493	(2,186)	(693)
Amounts reclassified from accumulated other comprehensive loss	(811)	—	(811)
Other comprehensive income (loss)	682	(2,186)	(1,504)
Balance as of March 31, 2024	$2,472	$(11,055)	$(8,583)

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 12. Contingencies
Legal proceedings
Ordinary course litigation
The Company is a party to various legal proceedings from time to time, the outcome of which, in the opinion of management, will not have a significant effect on the financial position, profitability or cash flows of the Company.
Note 13. Segment
The Company's chief operating decision maker (“CODM”) manages the Company’s business activities as a single operating and reportable segment and reviews financial information prepared on a consolidated basis. The Company's reportable segment generates revenues through the sale of its 3D printing systems, related services and consumables and by providing additive manufacturing (“AM”) solutions. The CODM reviews and utilizes budget-to-actual variances of profit measures and functional expenses (cost of revenues, research and development, net, and selling, general and administrative), at the consolidated level to manage the Company’s operations and to make key operating decisions. Other segment items included in consolidated net income are financial income, net and income tax expenses, which are reflected in the consolidated statements of operations and comprehensive loss.
Note 14. Restructuring costs
In August 2024, the Company announced cost savings initiatives (the “Restructuring Plan”) that includes a global workforce reduction. As a result of this restructuring plan, the Company expects $40 million of aggregate annualized cost savings. The Company substantially completed the implementation of this initiative by the end of 2024.
During the three months ended March 31, 2025 the Company recorded the following activity related to the 2024 Restructuring Plan in accrued expenses and other current liabilities on the balance sheet (in thousands):

Three Months Ended March 31, 2025
(U.S. $ in thousands)
Accrued expenses and other current liabilities as of January 1, 2025	$3,859
Restructuring charges and exchange rate impact	386
Cash payments	(704)
Accrued expenses and other current liabilities as of March 31, 2025	$3,541
During the three months ended March 31, 2025 the Company recognized the following restructuring charges, which were expensed as follows (in thousands):

Three Months Ended March 31, 2025
(U.S. $ in thousands)
Research and development, net	$256
Selling, general and administrative	20
Interest and other (expense) income, net	110
Total restructuring charges	$386

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 15. Subsequent events
Closing of PIPE Transaction
On April 8, 2025, The Company completed its previously-reported private investment in public equity transaction (the “PIPE”) pursuant to which FF6-SSYS, Limited Partnership (“FF6-SSYS”), an affiliate of Fortissimo Capital, an Israeli private equity fund (together with its affiliates, collectively, “Fortissimo”) invested $120 million in Stratasys and acquired 11,650,485 newly-issued ordinary shares of the Company at a price of $10.30 per share.